	Kingscrowd, LLC	
	Statement of Cash Flows	
	(Unaudited)	
		For the Period
		December 17, 2017
		(Inception) to
		December 31, 2017
Cash flows from operating activities:		
Net income		$ -
Net cash used in operating activities		-
Cash flows from investing activities		-
Net cash used in investing activities		-
Cash flows from financing activities:		-
Net cash provided by financing activities		-
Net cash increase for period		-
Cash at beginning of period		-
Cash at end of period		$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes		$ -
Interest		$ -